UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

27 September 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MARKWEST ENERGY PARTNERS, L.P.

File No. 1-31239 -- CF# 27225

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     MARKWEST ENERGY PARTNERS, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 8, 2011.

     Based on representations by MARKWEST ENERGY PARTNERS, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through November 1, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Timothy S. Levenberg
                              Special Counsel